FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES RETIREMENT OF JORGE BORJA

AND APPOINTMENT OF JUAN CARLOS SANTOS

AS NEW DIRECTOR GENERAL OF ICA FLUOR

Mexico City, July 2, 2007 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced today the retirement of Jorge Borja, the Director General of ICA Fluor, effective June 30, 2007. Juan Carlos Santos, who was ICA Fluor’s Director of Projects, became the new head of ICA Fluor on July 1.

Mr. Borja has been the Director General of ICA Fluor since its inception in June 1993. He has also been a member of the board of directors of Empresas ICA since 1986, and an Executive Vice President of ICA for the past 10 years. With his retirement, Mr. Borja also presented his resignation from the board of directors of Empresas ICA, which was accepted. His seat on the board will remain vacant until a new director is elected by the next Ordinary Shareholders’ Meeting.

Juan Carlos Santos has been with been ICA for 18 years. He has been an alternate board member of ICA, Director of Projects for ICA Fluor, and Project Manager for the first liquefied natural gas (LNG) terminal in Mexico, in Altamira, Tamaulipas. Previously, he was contracts and project control manager for the Cantarell nitrogen plant, which was considered a milestone for the Mexican oil and gas industry. He is a civil engineering graduate of the National Autonomous University of Mexico (UNAM) and has an MBA from Georgetown University in Washington, D.C.

Bernardo Quintana, the Chairman of the Board of ICA, noted, “Through his long and dedicated career at ICA and ICA Fluor, Jorge Borja has made many invaluable contributions. Under his leadership, ICA Fluor has become the premier industrial engineering and construction company in Mexico, with a reputation for quality, competitiveness, commitment, and client satisfaction. The grand projects that have been carried out during his tenure will be part of the permanent legacy of ICA and ICA Fluor. The board of directors of ICA expresses its appreciation to Jorge Borja for his dedication and leadership in making ICA Fluor the outstanding company that it is today. I am also confident that Juan Carlos Santos has the experience, commitment, and dedication to lead ICA Fluor to a new era.”

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

INVESTOR RELATIONS	www.ica.com.mx	1/2

ICA Fluor is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, electricity, mining and telecommunication industries.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer